U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                     Filed pursuant to Section 16(a) of the
                        Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


[ ] Check this box if no longer
    subject to Section 16.  Form 4
    or Form 5 obligations may
    continue.  See Instruction 1(b).


1.   Name and Address of Reporting Person
     Moore          Frederick         S.
     (Last)         (First)        (Middle)

     970 N. Riverside Avenue
                    (Street)

     St. Clair      Michigan       48079
     (City)              (State)        (Zip)


2.   Issuer Name and Ticker or Trading Symbol
     SEMCO Energy, Inc. -- SMGS


3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year
     March 1999


5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)
     [X] Director                       [ ] 10% Owner
     [ ] Officer (give title below)     [ ] Other (specify below)


                         -------------------------------


7.   Individual or Joint/Group Filing (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

                          Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of        2. Trans-       3. Trans-      4. Securities Acquired (A)     5. Amount of        6. Owner-         7. Nature
   Security           action          action         or Disposed of (D)             Securities          ship              of In-
   (Instr. 3)         Date            Code           (Instr. 3, 4 and 5)            Beneficially        Form:             direct
                                      (Instr.     --------------------------        Owned at            Direct            Bene-
                      (Month/         8)                      (A)                   End of              (D) or            ficial
                       Day/        ----------                  or                   Month               Indirect          Owner-
                       Year)       Code    V       Amount     (D)     Price         (Instr. 3           (I)               ship
                                                                                    and 4)              (Instr. 4)        (Instr. 4)
----------------   --------------  ----   ---     --------    ---    -------     ------------------  ----------------  -------------
Common Stock                                                                     1,744.8771<F1>           D

Common Stock       01/15/99         L             61.05        A     $16.38      Next Line                I            By Directors'
                                                                                                                       Deferred
                                                                                                                       Compensation
                                                                                                                       Account
                                                                                                                       ("DDCA")

Common Stock       02/15/99         L             105.98       A     $16.04      Next Line                I            By DDCA

Common Stock       03/09/99        M<F2>          6,672.48     A     $15.8125    Next Line                I            By DDCA

Common Stock       03/15/99         A             326.20       A     $15.94      7,166.4712<F1>           I            By DDCA

<F1>
Includes shares acquired through reinvestment of dividends through the Company's DRIP.
<F2>
On February 27, 1999, the Board of Directors of the Issuer voted unanimously to convert the phantom stock for all directors into common stock to be held in a deferral account.  All phantom stock units were converted on March 9, 1999.  The closing trade price on March 9, 1999 was used for valuation purposes only.

                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
1.         2.        3.        4.         5.                 6.              7.              8.        9.        10.       11.
Title of   Conver-   Trans-    Transac-   Number of Deriv-   Date Exer-      Title and       Price     Number    Owner-    Nature
Deriva-    sion or   action    tion Code  ative Securities   cisable and     Amount of       of        of Deriv- ship      of In-
tive       Exercise  Date      (Instr.    Acquired (A) or    Expiration      Underlying      Deriv-    ative     Form      direct
Security   Price of  (Month/   8)         Disposed of (D)    Date            Securities      ative     Secur-    of De-    Bene-
(Instr.    Deriv-    Day/                 (Instr. 3, 4,      (Month/Day/     (Instr. 3       Secur-    ities     rivative  ficial
3)         ative     Year)                and 5)             Year)           and 4)          ity       Bene-     Secu-     Own-
           Security            ---------- ------------------ --------------- --------------- (Instr.   ficially  ity:      ership
                                                                                             5)        Owned     Direct    (Instr.
                                                                                      Amount           at End    (D) or    4)
                                                             Date                     or               of        Indi-
                                                             Exer-   Expir-           Num-             Month     rect (I)
                                                             cis-    ation   Title    ber of           (Instr.   (Instr.
                               Code   V      (A)      (D)    able    Date             Shares           4)        4)
---------- --------- --------- ----- ---- --------  -------- ------- ------- ------ -------- --------- --------- --------- --------
Stock      $15.625   March 1,  A     V    1,000              <F1>    Mar. 1, Common 1,000    0         1,000     D
Option               1999                                            2009    Stock


Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   01/15/99  A     V    170.96             <F2>    <F2>    Stock  170.96   $16.38    Line      D

Phantom
 Stock                                    82.17                              Common 82.17    $16.04    Next
 Units     1-for-1   02/15/99  A     V    <F3>               <F2>    <F2>    Stock  <F3>     <F3>      Line      D

Phantom
 Stock                                              6,672.48                 Common 6,672.48           -0-
 Units     1-for-1   03/09/99  M<F4>                <F4>     <F2>    <F2>    Stock  <F4>     N/A       <F4>      D

<F1>
The option vests in three equal annual installments beginning on March 1, 2000.
<F2>
The phantom stock units were accrued under the SEMCO Energy, Inc. directors deferred compensation and phantom stock purchase plan and were to be settled 100% in cash upon the reporting person's retirement.  However, the Board of Directors voted to convert all phantom stock units into deferred compensation stock (see footnote 4 below).
<F3>
Phantom stock units acquired through reinvestment of phantom dividends through the SEMCO Energy, Inc. directors deferred compensation and phantom stock purchase plan and pursuant to such plan are treated as though invested in the Company's DRIP.
<F4>
On February 27, 1999, the Board of Directors of the Issuer voted unanimously to convert the phantom stock for all directors into common stock to be held in a deferral account.  All phantom stock units were converted on March 9, 1999.

Explanation of Responses:
See footnotes above.


                              Frederick S. Moore            April 2, 1999
                              --------------------------    -----------------
                              **Signature of                     Date
                                Reporting Person

**Intentional misstatements or
  omissions of facts constitute
  Federal Criminal Violations.
  See 18 U.S.C. 1001 and
  15 U.S.C. 78ff(a).